82-4578

centrica

taking care of the essentials

03 FEB -4 AM 7:21

03003611

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	4 February, 2003
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information which is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

SUPPL

Please find following a Stock Exchange Announcement recently released.

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Secretariat

dlw 2/4

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information that is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica
taking care of the essentials

4 February, 2003

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Mike Alexander to retire from the Board of Centrica Plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Mike Alexander to retire from the board of Centrica plc

4th February 2003

By agreement of the Company, Mike Alexander, Chief Operating Officer, will be retiring from the board of Centrica plc with effect from 28 February 2003. He has decided to take up the position of Chief Executive Officer of British Energy plc.

Mike's responsibilities have been taken over by a number of executive directors. Phil Bentley, Group Finance Director will assume responsibility for the IS function. Mark Clare, Deputy CEO & Managing Director, British Gas and Roger Wood, Managing Director, the AA will take over responsibility for the delivery of the customer relationship management investment in their respective brand units.

Centrica Chairman, Sir Michael Perry GBE, said: "Mike has made a great contribution to the success of Centrica and he leaves with the group in very good shape as we continue to make progress towards our vision"

Enquiries:

Centrica Media Relations: 01753 494085